Exhibit 99.1

Inrad Optics To Be Acquired by Luxium Solutions for $19 Million

Inrad Optics stockholders to receive $1.10 per share in cash

SK Capital and Edgewater Capital Partners bring 35+ year investment track record with significant experience in leading material science industrial growth companies

Hiram, Ohio & Northvale, New Jersey, April 9, 2024 --(BUSINESS WIRE)—Inrad Optics, Inc. (OTCMKTS:INRD) (“Inrad Optics” or the “Company”), a provider of advanced optical components, assemblies and systems, today announced that it has entered into a definitive merger agreement to be acquired by Luxium Solutions (“Luxium”), an affiliate of private equity firms SK Capital Partners (“SK Capital”) and Edgewater Capital Partners (“Edgewater”), in an all-cash transaction that values Inrad Optics at approximately $19 million, including assumed debt.

Following the close of the transaction, Inrad Optics will remain a U.S.-controlled and operated company. Luxium, SK Capital and Edgewater are each headquartered in the United States and have a demonstrable track record as responsible owners of businesses serving the U.S. defense industry.

Under the terms of the definitive merger agreement, Luxium has agreed to acquire all issued and outstanding shares of Inrad Optics common stock, including common stock underlying its $2.5 million convertible notes and in-the-money stock options, for $1.10 per share in cash. Clarex, Ltd. and Welland, Ltd., holders of Inrad Optics’ $2.5 million convertible notes, have agreed to convert the full principal amount of such notes into common stock, and have entered into a voting agreement in support of the transaction.

Following the closing of the transaction, Inrad Optics expects to benefit from the significant resources, operational expertise and capacity for investment provided by Luxium, SK Capital and Edgewater. Under the new ownership, Inrad Optics will be able to accelerate investments in technologies that are vital to development of next generation bent X-ray crystal monochromators for spectroscopy and plasma fusion applications, and large-format, ultra-high precision optical components and assemblies.

“This transaction delivers immediate and certain value to our stockholders,” said Jan Winston, Chair of Inrad Optics’ Board of Directors. “Inrad Optics’ strategic corporate mission has never been more important, and this transaction allows us to maximize value for current stockholders while providing capital for refinancing the business and accelerating the Company’s growth.

“Today’s announcement is a testament to the extraordinary hard work and dedication of our team,” said Amy Eskilson, Chief Executive Officer of Inrad Optics. “SK Capital and Edgewater have a demonstrated record of success building businesses and a desire to support Inrad Optics in advancing our long-term strategic objectives as part of a stronger combined organization with Luxium. As a part of a private company, we will have enhanced flexibility and additional financial resources to build on Inrad Optics’ strong foundation, further scale operations, and capture significant opportunities in rapidly growing markets.”

“In our view, Inrad Optics is a well-positioned and attractive business in ultra-high precision optical components, with an incredible team and multiple opportunities for success,” said Michael Cahill, CEO, Luxium. “Luxium continues to execute on our strategy, and with the addition of Inrad Optics, we remain dedicated to our conviction to focus in materials science solutions and photonic technologies the market demands. We believe Inrad Optics will provide unique and complementary capabilities to Luxium, and our objective is to support the combined team to push the boundaries of innovation, ensuring successful outcomes for our customers.”

Transaction Details

Under the terms of the agreement, which has been unanimously approved by Inrad Optics’ Board of Directors, Inrad Optics stockholders will receive $1.10 in cash for each share of common stock they own.

SK Capital and Edgewater have arranged committed debt financing for the transaction, providing a high level of closing certainty.

The agreement includes a 30-day “go-shop” period expiring at 11:59 pm EST on May 8, 2024. During this period, the Inrad Optics Board of Directors and its advisors will actively initiate, solicit and consider alternative acquisition proposals from third parties. The Inrad Optics Board will have the right to terminate the merger agreement to enter into a superior proposal subject to the terms and conditions of the merger agreement. There can be no assurance that this “go-shop” will result in a superior proposal or that any other transaction will be approved or completed, and Inrad Optics does not intend to disclose developments with respect to the solicitation process unless and until it determines such disclosure is appropriate or otherwise required. The Company will contemporaneously pursue shareholder approval required to conclude the transaction.

The transaction is expected to close mid-2024, subject to customary closing conditions, including approval by Inrad Optics stockholders. Upon completion of the transaction, Inrad Optics’ common stock will no longer be publicly listed. It is expected that Inrad Optics will continue to operate under the same brand and maintain its current headquarters in Northvale, New Jersey.

The foregoing description of the merger agreement and the transactions contemplated thereby is subject to, and is qualified in its entirety by reference to, the full terms of the merger agreement, which Inrad Optics will be filing on Form 8-K.

Advisors

Needham & Company, LLC is serving as financial advisor to Inrad Optics and Lowenstein Sandler LLP is serving as legal counsel to Inrad Optics.

CriticalPoint Partners, LLC is serving as financial advisor to SK Capital, Edgewater and Luxium, and Latham & Watkins LLP is serving as legal counsel to SK Capital and Luxium.

About Inrad Optics

Inrad Optics is a vertically integrated manufacturer specializing in glass, crystal, and metal based optical components and assemblies. Manufacturing capabilities include super-precision optical surfacing, precision diamond turning, the ability to handle large substrates, proprietary optical contacting processes, thin film coatings, and high resolution in-process metrology. Inrad Optics’ customers include leading corporations in semiconductor wafer inspection, industrial and scientific process control and metrology, defense, space, and laser systems sectors, as well as the U.S. Government, National Laboratories and universities and institutions worldwide.

About Luxium Solutions

Headquartered in Hiram, Ohio, Luxium is recognized as a worldwide technology leader and provider of single crystal scintillation materials for radiation detection applications, as well as sapphire and garnet substrates for photonics and power electronics. The Company differentiates itself with capabilities and know-how in crystal growth, packaging and integration, and unique intellectual property supported by a portfolio of greater than 170 patents. With 400+ employees across production facilities in the US, France, and India, and sales offices in China and Japan, Luxium serves a global base of 650+ customers across a diverse set of applications across medical imaging, security and border protection, semiconductor, aerospace and defense, oil and gas and other industrial markets. For more information, please visit Luxiumsolutions.com.

About SK Capital Partners

SK Capital is a private investment firm with a disciplined focus on the specialty materials, ingredients, and life sciences sectors. The Firm seeks to build resilient, sustainable, and growing businesses that create substantial long-term economic value. SK Capital aims to utilize its industry, operating, and investment experience to identify opportunities to transform businesses into higher performing organizations with improved strategic positioning, growth, and profitability, as well as lower operating risk. SK Capital’s portfolio of businesses generates revenues of approximately $14 billion annually, employs more than 25,000 people globally, and operates more than 200 plants in over 30 countries. The Firm currently has approximately $7.9 billion in assets under management. For more information, please visit www.skcapitalpartners.com/.

About Edgewater Capital Partners

Headquartered in Cleveland, Ohio, Edgewater Capital Partners is a sector-focused private equity firm investing in lower middle-market performance materials and services businesses. The firm has extensive experience in investing in the people, technology, and facilities to accelerate the growth trajectory of specialty industrials, life sciences, advanced materials, and specialty chemicals businesses. Over twenty-five years of industry specific investing has allowed the firm to develop a deep understanding of the complexities and nuances common to these businesses. For more information, please visit at www.edgewatercapital.com

Additional Information About the Merger and Where to Find It

This communication relates to the proposed transaction involving Inrad Optics. In connection with the proposed transaction, Inrad Optics will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including Inrad Optics’ proxy statement on Schedule 14A (the “Proxy Statement”). This communication is not a substitute for the Proxy Statement or any other document that Inrad Optics may file with the SEC or send to its shareholders in connection with the proposed transaction. BEFORE MAKING ANY VOTING DECISION, SHAREHOLDERS OF INRAD OPTICS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proposed merger transaction will be submitted to Inrad Optics’ stockholders for their consideration. Investors and security holders will be able to obtain free copies of the Proxy Statement (when available) and other documents filed by Inrad Optics with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Inrad Optics with the SEC will also be available free of charge on Inrad Optics’ website at www.inradoptics.com

Participants in the Solicitation

Inrad Optics and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Inrad Optics’ common stock in respect of the proposed transaction. Information about the directors and executive officers of Inrad Optics and their ownership of Inrad Optics’ common stock is set forth in its Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents filed by Inrad Optics with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. Free copies of the Proxy Statement and such other materials may be obtained as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Inrad Optics generally identifies forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. Inrad Optics has based these forward-looking statements largely on its then-current expectations and projections about future events and financial trends as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Inrad Optics’ control. Inrad Optics’ actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: (i) risks associated with Inrad Optics’ ability to obtain the stockholder approval required to consummate the proposed merger transaction and the timing of the closing of the proposed merger transaction, including the risks that a condition to closing would not be satisfied within the expected timeframe or at all or that the closing of the proposed merger transaction will not occur; (ii) the outcome of any legal proceedings that may be instituted against the parties and others related to the merger agreement; (iii) the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement, (iv) unanticipated difficulties or expenditures relating to the proposed merger transaction, the response of business partners and competitors to the announcement of the proposed merger transaction, and/or potential difficulties in employee retention as a result of the announcement and pendency of the proposed merger transaction; and (v) those risks detailed in Inrad Optics’ most recent Annual Report on Form 10-K and subsequent reports filed with the SEC, as well as other documents that may be filed by Inrad Optics from time to time with the SEC. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Inrad Optics cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. The forward-looking statements made in this communication relate only to events as of the date on which the statements are made. Except as required by applicable law or regulation, Inrad Optics undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

For additional information concerning factors that could cause actual results and events to differ materially from those projected herein, please refer to Inrad Optics’ Annual Report on Form 10-K for the year ended December 31, 2023 and to other documents filed by Inrad Optics with the SEC, including subsequent Current Reports on Form 8-K and Quarterly Reports on Form 10-Q. Inrad Optics is providing the information in this communication as of this date and assumes no obligation to update or revise the forward-looking statements in this communication because of new information, future events, or otherwise.

Contacts

For Inrad Optics:

Amy Eskilson
President and Chief Executive Officer
aeskilson@inradoptics.com

For Luxium, SK Capital and Edgewater:

Jeremy Milner

BackBay Communications
(401) 862-9422
jeremy.milner@backbaycommunications.com